Exhibit 99.1

Orion Engineered Carbons Director Buying Shares of the Company

Houston - November 18, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company“ or “Orion”), a worldwide supplier of specialty and high-performance Carbon Black, today announced that one director of its Board of Directors has purchased Orion stock. Ms. Kerry Galvin, has purchased 1,800 common shares of the Company, acquired at an average price of $19.445 per share.

Except as required by law, the Company generally does not commit to announce further acquisitions or dispositions of its common shares by its officers or directors.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion group produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information please visit the Orion website
www.orioncarbons.com.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com